UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  July 9, 2007


                        Commission File Number: 0-30232

                             APIVA VENTURES LIMITED
                 (Translation of registrants name into English)

            Suite 1455 409 Granville Street, Vancouver, British Columbia Canada V6C 1T2
Phone: 866.591.8100, Fax: 877.571.9500
         --------------------------------------------------------------
                    (Address of principal executive offices)


       [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                           Form 20-F |X| Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934. ]


                                 Yes |_| No |X|


    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item 1 - Change in Control of Registrant:

On October 6, 2006, the Board of Directors approved an issuance of 63,000,000 shares of common stock to be issued to the following officers and directors in exchange for their services for the year 2006 and valued at par value of $0.001:
(i)	Christopher Dean  58,000,000 shares
(ii)	Nicholas Alexander  5,000,000 shares

The treasury order and copy of minutes were sent to the Companys transfer agent, National Stock Transfer, Inc. Those shares were not delivered to the shareholders in 2006. It was only discovered in the audit process that those 63,000,000 were issued but not delivered. Therefore, the transfer agent reissued those shares on June 27, 2007 and those shares were sent out on July 6, 2007 to the shareholders. The subject shares were issued in exchange for services calculated at $5,800 in services being performed by Christopher Dean and $500 by Nicholas Alexander.

The issuance of these 63,000,000 shares of common stock effects a change of control with Christopher Dean owning 58,000,000 shares of common stock representing 79.95% of the Corporations issued and outstanding shares of common stock and Nicholas Alexander owning 5,000,000 shares of common stock, representing 6.34% of the Corporations issued and outstanding shares of common stock.


Item 2 - Change in Corporate Legal Counsel:

The Corporations United States legal securities counsel, James N. Barber, Attorney at Law, of Salt Lake City, Utah died in June 2007. The Corporation is seeking new United States legal securities counsel.


Item 3  Change of Corporate Address

The Corporations address is changed to: #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 and the new phone number and fax numbers are:
Phone  866.591.8100  Fax  877.571.9500




July 9, 2007                                      APIVA VENTURES LIMITED



                                                  By /s/ Mr. Christopher Dean
                                                  ------------------------------
                                                  Mr. Christopher Dean,
                                                  President